Exhibit 99

September 6, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We wish to inform you that the Governance, Nomination and Remuneration Committee (GNRC) of the Bank, on September 6, 2026, has granted:

(1)

5,86,95,020 equity stock options of face value of Re. 1/- (“options”) each at the grant price of Rs. 712.10 (Rupees Seven Hundred Twelve and Paise Ten only) convertible into one equity share each of the Bank upon vesting and exercise under Employees’ Stock Option Scheme ESOS – 063 (ESOS 063).

Vesting of the options shall happen in 4 stages as under:

•	15% rounded off to the nearest 100 on completion of twelve months from the grant date

•	20% rounded off to the nearest 100 on completion of twenty-four months from the grant date

•	25% rounded off to the nearest 100 on completion of thirty-six months from the grant date

•	Balance on completion of forty-eight months from the grant date

The vested options must be exercised within a period of 4 years from the respective dates of their vesting, failing which, they shall lapse forthwith. The options have been granted under the Scheme titled Employees’ Stock Option Scheme ESOS – Plan H-2024 (ESOS H-2024) in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

(2)

2,90,430 equity stock options of the face value of Re. 1/- (“options”) each at the grant price of Rs. 712.10 (Rupees Seven Hundred Twelve and Paise Ten only) convertible into one equity share each of the Bank upon vesting and exercise under Employees’ Stock Option Scheme ESOS – 064 (ESOS 064).

Vesting of the options shall happen in 4 stages as under:

•	15% rounded off to the nearest 100 on completion of twelve months from the grant date

•	20% rounded off to the nearest 100 on completion of twenty-four months from the grant date

•	25% rounded off to the nearest 100 on completion of thirty-six months from the grant date

•	Balance on completion of forty-eight months from the grant date

The vested options must be exercised within a period of 4 years from the respective dates of their vesting, failing which, they shall lapse forthwith. The options have been granted under the Scheme titled Employees’ Stock Option Scheme ESOS – Plan H-2024 (ESOS H-2024) in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

(3)

1,53,73,400 restricted stock units of face value of Re. 1/- (“units”) each at the grant price of Re. 1/- (Rupee One only) convertible into one equity share of Re. 1 each of the Bank upon vesting and exercise in terms of the Employees’ Stock Incentive Master Scheme – 2022 under the scheme titled “RSU 018”.

Vesting of the units shall happen in 4 stages as under:

•	15% rounded off to the nearest 10 on completion of twelve months from the grant date

•	20% rounded off to the nearest 10 on completion of twenty-four months from the grant date

•	25% rounded off to the nearest 10 on completion of thirty-six months from the grant date

•	Balance on completion of forty-eight months from the grant date

The vested units must be exercised within a period of 1 year from the respective dates of their vesting, failing which, they shall lapse forthwith. The units have been granted under the Scheme titled “RSU 018” in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

(4)

65,287 restricted stock units of face value of Re. 1/- (“units”) each at the grant price of Re. 1/- (Rupee One only) convertible into one equity share of Re. 1 each of the Bank upon vesting and exercise in terms of the Employees’ Stock Incentive Master Scheme – 2022 under the scheme titled “RSU 019”.

Vesting of 100% of the units would happen on completion of twelve months from the grant date.

The vested units must be exercised within a period of 1 year from the date of their vesting, failing which, they shall lapse forthwith. The units have been granted under the Scheme titled “RSU 019” in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

(5)

12,80,130 restricted stock units of face value of Re. 1/- (“units”) each at the grant price of Re. 1/- (Rupee One only) convertible into one equity share of Re. 1 each of the Bank upon vesting and exercise in terms of the Employees’ Stock Incentive Master Scheme – 2022 under the scheme titled “RSU 020”.

Vesting of the units shall happen in 3 stages as under:

•	30% rounded off to the nearest 10 on completion of twelve months from the grant date

•	30% rounded off to the nearest 10 on completion of twenty-four months from the grant date

•	Balance on completion of thirty-six months from the grant date

The vested units must be exercised within a period of 1 year from the respective dates of their vesting, failing which, they shall lapse forthwith. The units have been granted under the Scheme titled “RSU 020” in terms of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 as amended from time to time.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight